Exhibit 99.1

FOR IMMEDIATE RELEASE

Investors:	Media:
Emer Reynolds Ph: 353-1-709-4000 800-252-3526	Jim Milton Ph: 353-1-498-0300 Brian McGlynn Ph: 212-407-5740

ELAN SETTLES LEGAL ACTION WITH FORMER CEO

DUBLIN, IRELAND, JUNE 14, 2005 -- Elan Corporation, plc yesterday agreed to a settlement with Mr Donal Geaney, of an action he had taken in the Irish High Court. The action related to the agreement for the exercise of share options granted to Mr Geaney during his period as an employee of the company.

The settlement, with no admission of liability on the part of the company, was for a sum of €3.5 million plus an agreed sum of costs.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges.